U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                        FIREBRAND FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                       ONE STATE STREET PLAZA, 24TH FLOOR
--------------------------------------------------------------------------------
                                    (Street)

  NEW YORK                         NEW YORK              10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                        QUERYOBJECT SYSTEMS CORPORATION
                                      QBJ
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                                      N/A
________________________________________________________________________________
4.   Statement for Month/Year

                                 SEPTEMBER 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

                                      N/A
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================




                    2.
                    Conver-                    5.                                7.
                    sion                       Number of                         Title and Amount
                    or                         Derivative    6.                  of Underlying
                    Exer-             4.       Securities    Date                Securities
                    cise     3.       Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4)
                    Price    Trans-   action   or Disposed   Expiration Date     -------------------------
1.                  of       action   Code     of(D)         (Month/Day/Year)                   Amount
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------                   or
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-                   Number
Security            Secur-   Day/     ------   ------------  Exer-    tion                      of
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date       Title          Shares
----------------------------------------------------------------------------------------------------------

Option (right to    $.485   9/21/01   V   J   -     261,250  10/16/01 2/7/06    Common Stock      261,250
        buy)
----------------------------------------------------------------------------------------------------------
Option (right to    $.485   9/21/01   V   J   -     522,500   4/16/02 2/7/06    Warrants to       522,500
        buy)                                                     (3)            Purchase
                                                                                Common Stock
----------------------------------------------------------------------------------------------------------
Option (right to    $.485   8/23/01   V   J  89,986    -      4/16/02 2/7/06    Warrants to        89,986
        buy)                                                     (3)            Purchase
                                                                                Common Stock
----------------------------------------------------------------------------------------------------------
Warrants            $.485   8/23/01   V   J 259,260    -      4/16/02 2/7/06    Common Stock      259,260
                                                                 (3)
==========================================================================================================



                     10.
           9.        Owner-
           Number    ship
           of        Form
           Deriv-    of
           ative     Deriv-   11.
           Secur-    ative    Nature
8.         ities     Secur-   of
Price      Bene-     ity:     In-
of         ficially  Direct   direct
Deriv-     Owned     (D) or   Bene-
ative      at End    In-      ficial
Secur-     of        direct   Owner-
ity        Month     (I)      ship
(Instr.    (Instr.   (Instr.  (Instr.
5)         4)        4)       4)
---------------------------------

 -        899,861     I    (1)(2)
---------------------------------
 -           -        I    (1)(2)
---------------------------------
 -      1,889,708     I    (1)(4)
---------------------------------
 -         (5)        I    (1)(5)
=================================

Explanation of Responses:

(1) The Reporting Persons are: Firebrand Financial Group, Inc. ("FFGI"), EarlyBirdCapital.com Inc. ("EBC") and Dalewood Associates, Inc. ("Dalewood"). FFGI is the majority shareholder of EBC. EBC wholly owns EarlyBirdCapital, Inc. ("Capital") and Dalewood. Dalewood is the general partner of Dalewood Associates, LP ("Dalewood LP") and the investment manager for Dalewood 2 Private Technology Limited ("Dalewood 2"). For purposes of this Form 4, FFGI is reporting the Issuer's securities deemed beneficially owned by EBC and Dalewood; EBC is reporting the Issuer's securities owned of record by Capital and Dalewood; and Dalewood is reporting the Issuer's securities owned of record by Dalewood LP and Dalewood 2. Each Reporting Person herein disclaims beneficial ownership of the reported securities except to the extent of each Reporting Person's pecuniary interest therein.

(2) On September 21, 2001, EarlyBirdCapital, Inc. transferred to certain of its employees an aggregate of 22.5% of a currently exercisable option ("Option") it holds to purchase both a) up to 1,161,111 shares of the Issuer's common stock and b) warrants to purchase up to 2,322,222 shares of the Issuer's common stock. Each of FFGI and EBC may be deemed to have beneficial ownership of the remaining Option.

(3) Reflects extension of commencement of exercise period per agreement dated as of August 8, 2001.

(4) Pursuant to an obligation of the Issuer to have a registration statement effective with the S.E.C. by June 2001, the Issuer issued to Capital an option to purchase an additional 5% of the warrants Capital is eligible to purchase under the Option. Each of FFGI and EBC may be deemed to have beneficial ownership of this additional option.

(5) Pursuant to an obligation of the Issuer to have a registration statement effective with the S.E.C. by June 2001, the Issuer issued 5% more warrants to each of Dalewood LP and Dalewood 2. Therefore, at the end of the month, each of Dalewood LP and Dalewood 2 will be beneficial owner of 2,722, 223 warrants, and each of Dalewood, EBC and FFGI will be deemed to be the beneficial owner of 5,444,446 warrants.


JOINT FILER INFORMATION

The additional Reporting Persons are:

Name:  EarlyBirdCapital.com Inc.
Address:  One State Street Plaza, 24th floor, New York, NY 10004

/s/ David Nussbaum
______________________________________________
David Nussbaum, Chairman and Chief Executive Officer

Name:  Dalewood Associates, Inc.
Address:  One State Street Plaza, 24th floor, New York, NY 10004

/s/ Steven Levine
__________________________________
Steven Levine, Senior Vice President


/s/ Peter Kent                                             October 9, 2001
---------------------------------------------            -----------------------
Peter Kent, Secretary                                          Date

**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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